Exhibit 99.2

FORM OF LETTER TO RECORD HOLDERS OF COMMON STOCK

[Community First, Inc. Letterhead]

[            ], 2016

Dear Shareholder:

This letter is being distributed by Community First, Inc. (“we,” “us,” “our” or the “Company”) to the holders of record of our common stock as of 5:00 p.m., Eastern Time, on May 10, 2016 (the “Record Date”), in connection with the Company’s pro rata distribution of non-transferable subscription rights to purchase up to an aggregate of 250,000 shares of our common stock, which we refer to as the “rights offering.” The terms and conditions of the rights offering are set forth in the accompanying prospectus dated June     , 2016 (as it may be amended or supplemented, the “Prospectus”).

The subscription rights will expire at 5:00 p.m., Eastern Time, on [            ], 2016, unless extended by up to 15 days in our sole discretion (such date and time, as it may be extended, the “Expiration Date”).

As described in the Prospectus, you will receive one subscription right for each share of our common stock that you owned as of the Record Date. Each subscription right will entitle you to purchase 0.075 shares of our common stock at the subscription price of $4.75 per share, which we refer to as the “Basic Subscription Right.” For example, if you owned 100 shares of our common stock on the Record Date, you would have the right to purchase up to 7 shares of our common stock in the rights offering for $4.75 per share (or a total payment of $33.25). You may exercise some or all of your Basic Subscription Right, or you may choose not to exercise any subscription rights.

If you purchase all of the shares of our common stock available to you pursuant to your Basic Subscription Right, you may also choose to exercise an oversubscription privilege (the “Oversubscription Privilege”), subject to availability and allocation, to subscribe for a portion of any shares that other eligible shareholders do not purchase through the exercise of their Basic Subscription Rights. To properly exercise your Oversubscription Privilege, you will be required to deliver the subscription payment related to your Oversubscription Privilege at the time you deliver payment related to your Basic Subscription Right. Because we will not know the actual number of unsubscribed shares prior to the expiration of the rights offering, if you wish to maximize the number of shares purchased pursuant to your Oversubscription Privilege, you will need to deliver payment in an amount equal to the aggregate subscription price for the maximum number of shares of our common stock that may be available to you (i.e., assuming you fully exercise your Basic Subscription Right and are allotted the full amount of your Oversubscription Privilege as elected by you).

If you send a payment that is insufficient to purchase the number of shares you requested, or if the number of shares you requested is not specified in the subscription rights certificate, the payment received will be applied to exercise your subscription rights to the fullest extent possible based on the amount of the payment received, subject to the availability of shares under the Oversubscription Privilege and other purchase limitations described in the Prospectus. If the subscription agent does not apply your full subscription payment to your purchase of shares of our common stock, any excess subscription payment received by the subscription agent will be returned, without interest or penalty, as soon as practicable following completion of the rights offering. We reserve the right to reject any attempted subscription that does not include proper documentation or matching payment.

Enclosed are copies of the following documents:

1.	Prospectus;

2.	Subscription Rights Certificate;

3.	Instructions for Use of Subscription Rights Certificate; and

4.	a return envelope addressed to Computershare Inc., our subscription agent in the rights offering.

Your prompt action is requested. To exercise the subscription rights, you should deliver the properly completed and executed subscription rights certificate, together with payment of the full subscription price, to the subscription agent, Computershare Inc., as indicated in the Prospectus. The subscription agent must receive the subscription rights certificate with payment of the full subscription amount, including final clearance of any amount paid by check, prior to 5:00 p.m., Eastern Time, on the Expiration Date.

All exercises of subscription rights are irrevocable. Once you submit the subscription rights certificate to exercise any subscription rights, you are not allowed to revoke or change the exercise or request a refund of monies paid.

If you have any questions regarding the rights offering, or would like to obtain further information or additional copies of the enclosed materials, please contact Jon Thompson, our President and Chief Financial Officer, at (931) 380-2265.

Sincerely,

COMMUNITY FIRST, INC.

By:
[Louis E. Holloway]
[Chief Executive Officer]

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